July 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed July 6, 2012
File No. 333-178386

Ladies and Gentlemen,

On behalf of GreenHunter Energy, Inc. (the “Company”), set forth below are the Company’s responses to Staff comments made by letter dated July 11, 2012 (the “Comment Letter”), in connection with the filing of Amendment No. 5 to the Company’s Registration Statement on Form S-1, filed July 6, 2012 (Registration No. 333-178386) (the “S-1”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

1.	Exhibit 5.1

We note the statement in the first paragraph on page 2 of the opinion that the securities will be duly authorized, validly issued, fully paid and non-assessable when the board of directors takes all necessary corporate action to authorize the issuance of the securities and when the securities have been issued by the company in accordance with such board action. It is not appropriate for counsel to assume that the board will take all necessary action to approve the issuance of shares. Please file a revised opinion that omits this language. Refer to Section II.B.3.a. of Staff Legal Bulletin 19 (CF).

Company Response: The Company has amended the opinion to conform with this comment.

2.	Exhibit 8.1

Please file a revised tax opinion and/or revise the prospectus as appropriate so that the tax opinion either conforms to the requirements of a long-form opinion or a short-form opinion. If you elect to file a long-form opinion, the full tax opinion should be filed as an exhibit. If you elect to file a short-form opinion, the exhibit and the disclosure in the prospectus should each state clearly that the tax consequences section of the prospectus is the opinion of the named counsel. The disclosure must clearly identify and articulate the opinion being rendered. Refer to Section III.B of Staff Legal Bulletin No. 19 (CF).

1048 TEXAN TRAIL ¿ GRAPEVINE, TX 76051 ¿ OFFICE 972-410-1044 ¿ FAX 972-410-1066

Company Response: The Company has revised the tax opinion and the tax disclosure in the prospectus to conform with your comment.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (463) 293-2641.

Sincerely,
GreenHunter Energy, Inc.

/s/ Morgan F. Johnston
Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary